EXHIBIT 3

             CALL/PROFIT PARTICIPATION AGREEMENT

     This agreement (the "Agreement") is made as of the 12th day of October, 2000, by and between Michael J. Donahue ("Donahue") and Jackpot Enterprises, Inc. ("JEI").

     WHEREAS, Salomon Smith Barney Inc. ("SSB") is a party to a Loan Agreement, dated October 13, 1999 (the "Loan Agreement), between SSB and Donahue, pursuant to which SSB agreed to loan (the "Loan") Donahue, on a demand basis, up to U.S. $14 million.

     WHEREAS, as of the date hereof $12,445,500, remains outstanding under the Loan.

     WHEREAS, the Loan is presently secured by 4,270,406 shares of common stock of InterWorld Corporation (the "Stock
Collateral") owned of record and beneficially by Donahue, which security interest has been perfected by SSB by virtue of SSB's physical possession of the Stock Collateral.

     WHEREAS, pursuant to a Loan Assumption and Forbearance Agreement dated as of the date hereof (the "Loan Assumption Agreement"), JEI and Donahue have agreed, subject to the terms thereof that JEI would acquire the Loan from SSB in consideration for the payment of the full amount outstanding under the Loan as of the date hereof.

     NOW, THEREFORE, for good and valuable consideration and intending to be legally bound hereby, the parties agree as follows:

     1. The recitals are hereby made part of and incorporated into this Agreement.

     2. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Loan Assumption
Agreement.

     3. Prior to the exercise of the Call Option (as defined below), upon the sale by Donahue of any of the shares of the Stock Collateral, Donahue shall retain such proceeds and use the proceeds in accordance with the Loan Assumption Agreement. So long as this applies the proceeds as provided for in the Loan Assumption Agreement, there shall be no restriction on Donahue's ability to sell shares of the Stock Collateral. Once the Loan is repaid in full Donahue shall pay JEI 1/2 of the total amount received upon the sale, after the payment of any commissions, of any of the remaining Stock Collateral.

     4. Commencing upon the date of the repayment of the Loan in full and ending on October 11, 2003, JEI may exercise a single call (the "Call Option") pursuant to which Donahue shall sell to JEI and JEI shall acquire from Donahue one half of the amount of the then outstanding Stock Collateral for an aggregate consideration of $1.00 In the event JEI enters into an agreement to effect a merger with InterWorld Corporation it may at its option distribute such Call Option to its stockholders prior to such merger.

     5. This Agreement shall for all purposes be governed by and construed in accordance with the laws of the State of New
York.

     6. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

     6. In the event that a dispute arises in connection with this Agreement the parties agree that the reasonable costs, expenses, and attorneys fees incurred by the prevailing party shall be paid by the other party to the dispute.

     7. The parties agree that the Call Option has nominal value.

     8.     All notices, offers, acceptances and consents
(collectively, "Communications") provided for in this Agreement shall be in writing and shall be given to a party at the address set forth below or at such other address as such party may hereafter specify in writing:

            If to Donahue:     C/o InterWorld Corporation
                               395 Hudson, Street
                               New York, New York 10014

            with a copy to:    Hale & Dorr
                               405 Lexington Avenue
                               New York, New York 10174
                               Attention:  Peter MacDonald, Esq.

            If to JEI:         Jackpot Enterprises, Inc.
                               c/o J Net Partners LLC
                               498 Seventh Avenue
                               New York, New York 10021
                               Attention: Keith Meister

            with a copy to:    Greenberg Traurig, LLP
                               200 Park Avenue
                               New York, New York  10166
                               Attention:  Alan I. Annex

     Such Communication shall be mailed by United States registered or certified mail, return receipt requested, postage prepaid, deposited in a United States post office or a depository for the receipt of mail regularly maintained by the post office or (ii) sent by Federal Express or other nationally recognized courier that regularly provides proof of delivery, or (iii) personally delivered. If mailed by United States mail, then such Communication shall be deemed to have been received by the addressee on the third day following the date of such mailing. If delivered by Federal Express or other courier service, or if personally delivered, then such Communication shall be deemed to have been given upon the date of such delivery.

     9. This Agreement may be signed in counterparts, all of which when taken together shall constitute one original instrument.

     IN WITNESS WHEREOF, JEI and Donahue have executed this
Agreement as of the date first written above.


                            Michael J. Donahue

                            Jackpot Enterpises, Inc.

                            By:  ___________________________

                            Name:

                            Title: